Viamet Pharmaceuticals Holdings, LLC

4505 Emperor Blvd., Suite 300

Durham, NC 27703

VIA EDGAR

October 20, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Viamet Pharmaceuticals Holdings, LLC

Registration Statement on Form S-1

(File No. 333-197143)

Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Viamet Pharmaceuticals Holdings, LLC (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2014, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the President and Chief Executive Officer at Viamet Pharmaceuticals Holdings, LLC, Attention: Robert J. Schotzinger, 4505 Emperor Blvd., Suite 300, Durham, NC 27703, facsimile number (919) 467-8540, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Rosemary G. Reilly, 60 State Street, Boston, MA 02109, facsimile number (617) 526-5000.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (919) 467-8539 x316, Robert J. Schotzinger, President and Chief Executive Officer of the Company at (919) 467-8539 x301 or Rosemary G. Reilly of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6633 with any questions you may have regarding this matter.

Very truly yours, Viamet Pharmaceuticals Holdings, LLC

By:	/s/ Richard Katz
Richard Katz Chief Business and Financial Officer

cc:	Via Facsimile

Rosemary G. Reilly, Wilmer Cutler Pickering Hale and Dorr LLP

David S. Rosenthal, Dechert LLP